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                          June 18, 2024

       Garo Armen, Ph.D.
       Executive Chairman
       Protagenic Therapeutics, Inc.
       149 Fifth Avenue
       New York, New York 10010

                                                        Re: Protagenic
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280244

       Dear Garo Armen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Dean M. Colucci, Esq.